EXHIBIT 99.1

Brookfield Announces Investment in Nielsen Holdings plc

BROOKFIELD NEWS, March 29, 2022 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBU, BBUC; TSX: BBU.UN, BBUC), together with institutional partners (collectively “Brookfield”) today announced it has entered into a partnership to acquire Nielsen Holdings plc (NYSE: NLSN) (“Nielsen” or the “Company”) in an all-cash transaction valued at approximately $16 billion.

Nielsen is a global leader in third-party audience measurement, data and analytics across all forms of media and content, generating $3.5 billion in annual global revenue. The Company is an essential service provider to the video and audio advertising industry providing critical measurement data for advertising buyers and sellers.

“We are pleased to invest in Nielsen, a market-leading company that is deeply embedded in the media ecosystem as a trusted service provider to its customers," commented Dave Gregory, Managing Partner, Brookfield Business Partners. “Nielsen is well positioned to lead the industry into the next generation of audience measurement across all channels and platforms."

Investment Highlights

  Market-leading position. Nielsen is a global leader in audience measurement and a trusted partner to its customers across the entire media ecosystem. The Company has more than 50 years of statistically significant historical data and its scale is unmatched by competitors.

  Essential service provider. Nielsen’s measurement data underpins the $100+ billion video and audio advertising markets and its measurement data is the established industry standard by which video and audio advertising spend transacts.

  Resilient performance and outlook. The Company’s history of consistent growth is driven by its valued offering and longstanding customer relationships. Nielsen’s scale and existing market position should support the Company’s ability to consistently grow its measurement business.

  Value creation potential. Nielsen is well positioned to be the leader in cross-media measurement as audience viewership behavior continues to evolve. The development and adoption of Nielsen ONE, Nielsen’s cross-media measurement service, will deliver a unified measure of consumer viewership across all media and support the Company’s growth strategy.

Funding

Brookfield will invest approximately $2.65 billion by way of preferred equity, convertible into 45% of Nielsen’s common equity. Brookfield will be actively involved in the Company’s governance. Brookfield Business Partners expects to invest approximately $600 million, and the balance of Brookfield’s investment will be funded from institutional partners.

Prior to or following closing, a portion of Brookfield Business Partners' commitment may be syndicated to other institutional investors.

Transaction Process

The transaction is subject to customary closing conditions and is expected to close in the second half of 2022.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership, or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with approximately $690 billion of assets under management. More information is available at www.brookfield.com.

For more information, please contact:

Investor Relations Alan Fleming Tel: +1 (416) 645 2736 Email: alan.fleming@brookfield.com	Media Sebastien Bouchard Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com

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